Exhibit (h)(8)

FEE WAIVER AGREEMENT

(First Eagle Fund of America)

AGREEMENT, made as of this 1st day of July 2019, between First Eagle Funds (the “Trust”), on behalf of its series of shares designated as the First Eagle Fund of America (“Fund of America”), and First Eagle Investment Management, LLC (“FEIM”).

WHEREAS, the Trust and FEIM have entered into one or more Investment Advisory Agreements (each, an “Advisory Agreement”); and

WHEREAS, FEIM desires to waive certain investment advisory fees described in the applicable Advisory Agreement for the Fund of America.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and FEIM agree as follows:

1. For the period commencing as of July 1, 2019 through February 28, 2021, FEIM agrees to waive fees payable to FEIM pursuant to the applicable Advisory Agreement so as to reduce said fees from an annual rate of 0.90% of the first $2.25 billion of the Fund of America’s average daily net assets to an annual rate of 0.85% of the first $2.25 billion of the Fund of America’s average daily net assets. For the avoidance of doubt, fees payable to FEIM with respect to the Fund of America’s average daily net assets in excess of $2.25 billion up to $5 billion and in excess of $5 billion will remain unchanged, and are 0.85% and 0.80% of the Fund of America’s average daily net assets, respectively.

2. FEIM understands and intends that the Trust will rely on this Agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the Fund of America for purposes of calculating net asset value and otherwise, and expressly permits the Trust to do so.

3. Nothing in this Agreement shall be construed as preventing FEIM from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Agreement; nor shall anything herein be construed as requiring that FEIM limit, waive or reimburse any expenses incurred after February 28, 2021 or otherwise outside the term of the waiver specifically contemplated hereby.

4. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

5. Any amendment to or extension of this Agreement shall be in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE FUNDS		FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Sheelyn Michael	By:	/s/ Mehdi Mahmud
Name:	Sheelyn Michael	Name:	Mehdi Mahmud
Title:	Secretary	Title:	President and CEO